SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)*

HAVERTY FURNITURE COMPANIES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0

(CUSIP Number)

Terry Ferraro Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2001

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

     *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 419596-20-0	13D	Page 2 of 7 Pages

	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON Rawson Haverty

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

	SEC USE ONLY

	SOURCE OF FUNDS* 00/PF

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER	SOLE VOTING POWER
OF SHARES	728,236

BENEFICIALLY	SHARED VOTING POWER
OWNED BY	440,638

EACH	SOLE DISPOSITIVE POWER
REPORTING	728,236

PERSON	SHARED DISPOSITIVE POWER
WITH	440,638

	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,874

	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%

	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 11 TO SCHEDULE 13D
OF RAWSON HAVERTY

     This filing constitutes Amendment No. 11 to a Schedule 13D filed with the Securities and Exchange Commission by Rawson Haverty, Sr., Chairman Emeritus and a director of Haverty Furniture Companies, Inc. (the “Issuer”), with respect to the Issuer’s $1.00 par value Class A common stock (the “Class A Common Stock”).

Item 1. Security and Issuer.

     This filing relates to shares of the Class A Common Stock of the Issuer, whose principal executive offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

Item 2. Identity and Background.

     This Schedule 13D is filed by Rawson Haverty, Sr., an individual whose business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. Mr. Haverty is Chairman Emeritus and a director of the Issuer.

     Mr. Haverty has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Haverty is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The securities which are the subject of this filing were originally acquired by Mr. Haverty pursuant to a recapitalization of the Issuer on April 25, 1986, whereby the then outstanding common stock of the Issuer automatically converted into a new class of $1.00 par value common stock (“Common Stock”), and shares of newly authorized Class A Common Stock were distributed to stockholders on May 23, 1986 by way of a 100% stock dividend declared on the outstanding Common Stock and paid in shares of Class A Common Stock. As a result of the recapitalization, each stockholder received a number of shares of Class A Common Stock equal to the number of shares of Common Stock held by such Stockholder on the record date for payment of the stock dividend. In June 1986, Mr. Haverty, together with certain other stockholders of the Issuer, conducted an exchange offer with certain offeree stockholders of the Issuer, whereby the offering stockholders offered to exchange shares of Common Stock owned by them for shares of the Class A Common Stock of the Issuer owned by the offeree stockholders. The offering stockholders, all of whom were officers and/or directors of the Issuer at the time, or members of their immediate families and related interests, conducted the exchange offer with a group of offeree stockholders which was principally comprised of non-management members of the Haverty family (descendants of the Issuer’s founder, J. J. Haverty) or former executive officers and directors of the Issuer and their spouses, widows and children.

Item 4. Purpose of Transaction.

     Since the filing of the last amendment to this Schedule 13D, Mr. Haverty’s beneficial ownership of shares of Class A Common Stock has decreased due to the following factors:

(i)	This Amendment No. 11 reflects the determination by the Issuer and Mr. Haverty that Mr. Haverty does not beneficially own the 286,750 shares of Class A Common Stock held in the Issuer’s Retirement Plan and Trust because Mr. Haverty does not have or share voting or investment power with respect to such shares. This Schedule 13D has previously reflected that Mr. Haverty shared voting power with respect to such shares.

(ii)	On November 19, 2001, Mr. Haverty gifted 11,500 shares of Class A Common Stock to certain members of his family.

(iii)	Mr. Haverty’s percentage ownership of the Class A Common Stock has also changed due to a decrease of the number of Class A shares outstanding since the filing of the prior Amendment to this Schedule 13D.

     Mr. Haverty is Chairman Emeritus and a director of the Issuer and is a member of the Executive Committee of the Board of Directors of the Issuer.

Item 5. Interest of Securities of the Issuer.

     As of January 17, 2003, Mr. Haverty beneficially owned an aggregate of 1,168,874 shares, or approximately 25.8% of the outstanding Class A Common Stock of the Issuer. Of this amount, Mr. Haverty possesses sole voting and investment powers with respect to 728,236 shares, and shared voting and investment power with respect to 440,638 shares.

     The following information is provided with respect to shares as to which Mr. Haverty shares voting and/or investment powers:

(i)	187,064 shares are owned of record by Mr. Haverty’s spouse, Margaret M. Haverty, with respect to which Mr. Haverty shares voting and investment powers. Mr. and Mrs. Haverty’s residence address is 3740 Paces Valley Road, N.W., Atlanta, Georgia 30327. Mrs. Haverty is a United States citizen.

(ii)	94,350 shares are held in a Trust for Rawson Haverty, the Trustee of which is Bank of America. Mr. Haverty shares voting and dispositive power with respect to these shares. Bank of America’s address is Suite 1100, 600 Peachtree Street, N.E., Atlanta, Georgia 30308.

(iii)	95,340 shares are held in a Trust for Betty H. Smith, the sister of Rawson Haverty, with respect to which Bank of America and Mr. Haverty are Co-Trustees.

(iv)	10,650 shares are held in a Trust under the Will of Elizabeth R. Haverty for the benefit of Rawson Haverty, with respect to which Bank of America and Mr. Haverty are Co-Trustees. Mr. Haverty shares voting and dispositive power with respect to these shares.

(v)	10,650 shares are held in Trust under the Will of Elizabeth R. Haverty for the benefit of Betty H. Smith, the sister of Rawson Haverty, with respect to which Bank of America and Mr. Haverty are Co-Trustees.

(vi)	42,584 shares are held by the Mary E. Haverty Foundation, a charitable foundation of which Mr. Haverty serves as Chairman of the Board of Trustees, and with respect to which he shares voting and investment powers with other members of the Board of Trustees. The following information is provided with respect to the other Trustees:

(A)	Rawson Haverty, Jr. is Vice President, Real Estate and Development, of the Issuer, his business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342, and he is a United States citizen.

(B)	Ben M. Haverty is Regional Manager and General Manager of the Issuer’s Atlanta, Georgia operations, his business address is 3380 Satellite Blvd., Duluth, Georgia 30096, and he is a United States citizen.

(C)	Jane M. Haverty is a partner in the law firm of Smith, Gambrell & Russell, LLP. Ms. Haverty’s business address is 1230 Peachtree Street, N.E., Suite 3100, Atlanta, Georgia 30309, and she is a United States citizen.

(D)	Mary Elizabeth Haverty Mutter is a homemaker. Ms. Mutter’s residence address is 83 Gould Street, East Hampton, New York 11937, and she is a United States citizen.

(E)	Peggy H. Glover is a homemaker. Ms. Glover’s residence address is 244 Pablo Road, Ponte Vedra Beach, Florida 32082, and she is a United States citizen.

     No person described in this Item 5(b) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, nor has any such person, during the last five years, been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Haverty has not effected any transactions in Class A Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Haverty and any other person with respect to any securities of the Issuer, except as otherwise described in Item 5.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2003

Date

/s/ Rawson Haverty

Signature